FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of  17 September 2008

SIGNET JEWELERS LIMITED
(Translation of registrant's name into English)

Clarendon House,

2 Church Street,

Hamilton HM11,

Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TR-1:
  notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Signet Jewelers Limited
2. Reason for notification (yes/no)
An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An event changing the breakdown of voting rights
Other (please specify):______________
3. Full name of person(s) subject to the notification obligation:	BT Pension Scheme Trustees Limited as trustee of the BT Pension Scheme. See Section 9 for futher information.
4. Full name of shareholder(s) (if different from 3.):	N/A
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	16 September 2008
6. Date on which issuer notified:	17 September 2008
7. Threshold(s) that is/are crossed or reached:	4%

8. Notified details:

A: Voting rights attached to shares
Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights
				Direct	Indirect	Direct	Indirect
B3C9VJ1 Ord US $0.18	4,444,855	4,444,855	0	0	4,170,500	0.00%	4.891%

B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)
Number of voting rights	% of voting rights
4,170,500	4.891%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
BT Pension Scheme Trustees Limited is the parent undertaking of Britel Fund Trustees Limited, which is the parent undertaking of Hermes Fund Managers Limited. Hermes Fund Managers Limited is the parent undertaking of:
1. Hermes Equity Ownership Services Limited (voting rights held in this issuer: 0.090%)
2. Hermes Investment Management Limited (voting rights held in this issuer: 0.00%)
3. Hermes Focus Asset Management Limited (voting rights held in this issuer: 4.801%)

Please see Section 13 for further information.

Proxy Voting:
10. Name of the proxy holder:	See comment in section 13
11. Number of voting rights proxy holder will cease to hold:	See comment in section 13
12. Date on which proxy holder will cease to hold voting rights:	See comment in section 13

13. Additional information:
Hermes Equity Ownership Services Limited hold the voting rights under a standing proxy contained in agreements for the provision of voting services to various underlying clients for the purposes of DTR 5.2.1(h), which includes all the shares owned directly by BT Pension Scheme.
Hermes Investment Management Limited hold the voting rights under a standing proxy contained in investment management agreements with various underlying clients for the purposes of DTR 5.2.1(h).
All voting rights held on behalf of the above entities are aggregated for the purposes of DTR 5.2.1(e).
This disclosure is made by BT Pension Scheme Trustees Limited, which is the ultimate parent undertaking for the purposes of DTR 5.2.1(e).

14. Contact name:
15. Contact telephone number:

Identity of the notifier

Full name:
Mark Andrew Jenkins - Group Company Secretary
Contact address:
Signet Jewelers Limited,

C/O Signet Group Services Limited 15 Golden Square, London, W1F 9JG

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIGNET JEWELERS LIMITED

By: /s/ Walker Boyd

Name: Walker Boyd
Title: Group Finance Director

Date: 17 September 2008